Exhibit 99.1
G. WILLIFOOD INTERNATIONAL LTD.

4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 19, 2021

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on Thursday, August 19, 2021 at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.	Approval of the terms of office of the Company’s Acting Chief Executive Officer, Mr. Erez Winner;

2.	Election of Ms. Einav Brar as External Director of the Company for a second term of three years commencing on August 2, 2021;

3.	Election of Mr. Idan Ben-Shitrit as External Director of the Company for a second term of three years commencing on August 2, 2021;

4.
Re-election of Messrs. Zwi Williger, Joseph Williger and Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law"); and

5.
Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2021 and for the period until the next Annual General Meeting of the Company's shareholders.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2020, together with the report of the auditors thereon and the report of the Company’s Board of Directors (the “Board”) for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Board in accordance with the provisions of section 66(b) of the Companies Law to include a matter on the agenda of the Meeting until July 19, 2021. Should the Board find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on July 19, 2021 (the “Record Date”) are entitled to participate and vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than forty-eight (48) hours prior to the Meeting (i.e., no later than August 17, 2021 at 4:00 p.m. Israel time), to the offices of the Company or to the offices of the Company's transfer agent, American Stock Transfer & Trust Company, LLC, using the envelope to be provided. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than forty-eight (48) hours prior to the Meeting (i.e., no later than August 17, 2021 at 4:00 p.m. Israel time).

The Proxy Statement to be provided contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors
/s/ Joseph Williger
Joseph Williger
Co-Chairman of the Board of Directors	Dated: Yavne, Israel, July 12, 2021